As filed with the Securities and Exchange Commission on September 16, 2026

Registration No. 333-290939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Gabriel Felpeto Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela	Roderick O. Branch Paul M. Dudek Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 2 to the Registration Statement is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933.

PART II

EXPLANATORY NOTE

This Post-Effective Amendment to the Registration Statement No. 2 (Registration No. 333-290939) under Schedule B of the Securities Act of 1933 (the “Securities Act”) is filed pursuant to Rule 462(d) under the Securities Act solely to add exhibits to the Registration Statement.

EXHIBITS

Exhibit Number	Description

O	Pricing Agreement, dated September 9, 2026, among CAF and the underwriters party thereto

P	Opinion and consent of Jorge Luis Silva Méndez, General Counsel to CAF, with respect to legality

Q	Opinion and consent of Latham & Watkins LLP, United States counsel to CAF, with respect to legality

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SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogotá, Colombia, on the 16th day of September, 2026.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Manuel Valdez
Name: Manuel Valdez
Title: Director of Debt Capital Markets and Derivatives

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SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 16th day of September, 2026.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

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